Exhibit 4.15
The following is a summary of amendments to the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees, effective January 1, 2009:
•	Discontinue the annual crediting rate reset process for the Interest Income Fund. A “floating” rate will be used instead, reflecting the blended actual yield of the underlying portfolio. As part of the transition, a fixed crediting rate will be announced for the first quarter 2009 only. Thereafter, a “floating” rate will be used.